4/24

07022907

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Reef Ltd.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 30 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04331 FISCAL YEAR 11-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 4/26/07

UNITED REEF LIMITED

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2006
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

**UNITED REEF LIMITED**
**Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following should be read in conjunction with the audited financial statements of United Reef Limited ("United Reef" or the "Company") for the year ended November 30, 2006, with comparative figures for the year ended November 30, 2005. The audited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about United Reef is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

## Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in three projects; a past-producing nickel-copper property in the Sudbury area, Ontario, a mineral exploration property in Hants County, Nova Scotia and an oil and gas exploration project located in northeastern Central African Republic ("CAR"). The CAR project remains subject to a *force majeure* dispute. The Company's projects do not presently contain any known reserves or resources.

Effective November 15, 2006 United Reef acquired a 5% equity interest in General Reef Corporation ("General Reef"), a newly incorporated private oil and gas exploration company, as part of a strategic alliance with an experienced technical team based in Calgary, Alberta. The initial seed capital invested in General Reef is being utilized to execute a two-year business plan focused on identifying investment opportunities in the exploration and development of low-cost, medium to low risk natural gas projects with particular focus on southern Alberta and the state of Wyoming. The Company has the right to increase its ownership in General Reef to 85% by making further capital contributions through the subscription for additional shares of General Reef, as set-out in the section titled General Reef Corporation below.

The Company's common shares are traded on the TSX Venture Exchange under the symbol URP and on the CNQ stock exchange under the symbol URPL.

In order for the Company to participate in and advance its exploration projects and to fund future capital contributions to General Reef, it will be required to continue to raise new equity financing through the capital markets.

## Overall Performance

In spite of the promising potential of the CAR project, the Company has been unable to participate in any new exploration in the CAR since becoming associated with the project. There continued to be no signs of an immediate resolution of the issues stemming from the RSM Production Corporation ("RSM") and CAR contract dispute during the year. This led management to begin to focus its attention on the generation of additional projects, both in the oil and gas and mineral sectors, in which the Company could participate.

Management believes that two of the new projects generated, the investment in General Reef and the early stage Nova Scotia property, will provide promising opportunities for the Company as we move forward.

During the year, the costs of maintaining the Nickel Offsets project were funded by our former joint venture partner, International CHS Resource Corporation, until their option lapsed on October 31, 2006. The CAR oil & gas project does not require the Company to make significant expenditures until such time as the RSM contract dispute is resolved and an exploration program commences.

## General Reef Corporation

The Company announced on November 16, 2006 that it had closed a transaction with General Gas Corporation ("General Gas") to form a new private Alberta company, General Reef Corporation ("General Reef") for the purpose of acquiring, exploring and developing oil and gas properties in North America. General Gas is a private Alberta company founded by Douglas Brown (P. Eng.), Ron Hutzal (P. Eng.) and Paul MacKay (P.Geol., P.Geoph). Management believes this alliance with an experienced team of professionals in the oil and gas industry will provide the Company with the ability to quickly identify and assess new opportunities.

The Company and General Gas entered into a Shareholders' Agreement to govern the operation and management of General Reef. Initial seed capital contributions to General Reef were made at the time of closing in the amount of $425,000 by the Company and $75,000 by General Gas, which resulted in 5% and 95% of General Reef being acquired by the Company and General Gas, respectively. The initial seed capital of $500,000 has been utilized by General Reef to commence land acquisition negotiations, continue to develop General Reef's prospect portfolio in Alberta and Wyoming and to establish an office in Calgary.

General Gas developed a two year business plan, to be executed by General Reef, focused on identifying investment opportunities in the exploration and development of low cost; medium to low risk natural gas prospects with particular focus on the southern half of Alberta and the state of Wyoming. The Company has been advised by General Reef that they are presently negotiating several farm-in offers.

General Gas' principals have been appointed to key management positions of General Reef as indicated below. General Reef intends to operate its own projects and has suitable business contacts to connect to all appropriate oil field services and has access to technology required to implement its business plan.

The Shareholders' Agreement provides an option to the Company to continue to increase its ownership interest to 85% in General Reef by making future capital contributions through subscriptions for additional shares. The timing of these future contributions was determined by the estimated funding requirements totaling $19 million to execute the General Reef business plan.

The Company maintains a minimum 5% shareholding in General Reef until such time as General Reef raises capital in excess of $19.5 million without additional participation by the Company.

| To Be Funded by(1) | Additional Capital Contributions | Additional Earned Shareholdings | United Reef Cumulative Shareholdings in General Reef |
|---|---|---|---|
| April 13, 2007 | $2,775,000 | 15% | 20% |
| August 14, 2007 | $6,000,000 | 25% | 45% |
| December 14, 2007 | $10,000,000 | 40% | 85% |

(1) Effective March 21, 2007, General Gas, General Reef and the Company entered into an agreement to revise the funding dates in the table above to May, 28, 2007, September 28, 2007 and January 28, 2008, respectively.

Upon the Company making its next contribution of capital to General Reef, General Gas will also make a further contribution of capital to General Reef in the amount of $225,000 for no additional ownership interest.

The following are the officers of General Reef: Paul MacKay – President, Ron Hutzal – Vice President, Operations and Michael Coulter, Secretary. The directors of General Reef are Messrs. Brown, Hutzal, MacKay and Coulter.

Paul MacKay has served as the Company's Vice President, Oil and Gas since his appointment to that position in June 2005. He has also acted as an independent technical reviewer to the Company on the CAR oil and gas project since July 2002 and is the author of a technical report on that project released by the Company in January 2005. Douglas Brown was appointed a director of the Company on December 12, 2006.

**Nickel Offsets Project, Sudbury**

The Company holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals potential. In 2004 the Company granted an option to International CHS Resource Corporation (CHS) whereby CHS could acquire a 50% working interest in the property.

Effective January 31, 2006 an amending agreement was entered into with CHS providing for an immediate cash payment of $10,000 (received), the issuance of 100,000 common shares of CHS (received) to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provided for a cash payment of $32,500 (not received) on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and further exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

On October 10, 2006 CHS announced that it was proposing to carry out a change of business transaction and if successfully completed, CHS would cease to be a junior natural resource issuer. In their announcement, they also disclosed that they did not propose to expend further monies on exploration expenses or extension fees to continue their rights under the option agreement with the Company and intended to let their option lapse on October 31, 2006. Effective October 31, 2006 the Company gave notice to CHS that their option had lapsed.

Subsequent to October 31, 2006, the Company has entered into confidentiality agreements with several parties considering the possibility of entering into a joint venture on the property. An analysis of capitalized expenditures relating to this project are set-out in note 5(a) to the audited financial statements for the year ended November 30, 2006.

Independent technical reports commissioned by the Company pursuant to the guidelines of National Instrument 43-101 on the project have previously been released by the Company. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

**Hants County, Nova Scotia**

The Company has acquired by staking a total of 528 contiguous mineral exploration claims held under seven licenses. In December 2006 an additional 141 claims held under two licences were staked, contiguous and to the west of the initial claims. The block of 669 claims is located in the Carboniferous (Kennetcook) Windsor Basin in Hants County in north central Nova Scotia east northeast of Windsor and cover approximately 10,500 hectares (25,945 acres). Our primary interest in the claim area is for precious and base metal exploration potential. We are continuing to develop a compilation of historic exploration data from the claim area in anticipation of an initial surface exploration program. Field reconnaissance work was initiated in early March 2007. An analysis of capitalized expenditures related to this project are set-out in note 5(b) to the audited financial statements for the year ended November 30, 2006.

**Oil & Gas Project, CAR**

In September 2004 the Company entered into an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a Petroleum Exploration and Exploitation Contract (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-$km^2$ permit area, located in northeastern CAR along the Chad border. RSM declared "*force majeure*" under the terms of the RSM Contract in April 2003 as a result of continuing civil unrest in CAR which began in 2001. A coup took place in CAR in March, 2003 and a transitional government was formed shortly thereafter. The transitional government acknowledged to RSM in November 2003 that events of *force majeure* had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

Management is disappointed by the lack of progress to resolve the RSM and CAR contract dispute on the key issue of the new CAR government's failure to acknowledge suspension of RSM's contract due to *force majeure*. This situation has delayed the start of any new exploration on the project. At this time management is unable to estimate the timing of and/or the outcome of a resolution of these matters. As a result, at the year end the Company wrote-down the costs associated with the establishment and operation of an office in CAR which it had funded since 2004 in the amount of $99,999.

Based on management's technical due diligence of the RSM permit area and the resulting positive potential for oil and gas exploration on the permit, the Company continues to monitor the RSM/CAR situation closely. RSM attempted during the year to mediate a resolution to their dispute with CAR pursuant to the terms of their contract without success. In January 2007, RSM advised the Company that its application to the International Center for Settlement of Investment Disputes requesting arbitration of the dispute with CAR was formally registered and a case number was assigned to the request.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

An independent technical report has previously been released by the Company on the project. The report is available for viewing on the SEDAR and CNQ websites referred to above. An analysis of capitalized expenditures relating to this project are set-out in note 5(c) to the audited financial statements for the year ended November 30, 2006

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

**Results of Operations**

*Selected Annual Information*

The following table sets out audited financial information for each of the three most recently completed financial years of the Company.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Revenue | $ Nil | $ Nil | $ Nil |
| Net loss | (420,274) | (447,627) | (272,422) |
| Net loss per share | (0.01) | (0.01) | (0.01) |
| Net loss per share, fully diluted | (0.01) | (0.00) | (0.00) |
| Total assets | 1,454,224 | 1,858,730 | 880,987 |
| Working capital surplus | 537,482 | 1,323,131 | 536,081 |

The Company had no revenues during the periods reviewed.

General and administrative expenses in 2006 were $446,869 (2005 - $459,511) before recognition of the following items: interest and other income of $43,156 (2005 $16,384); share of loss of General Reef Corporation of $2,323 (2005 – Nil); write down of CAR expenses of $99,999 (2005 – Nil); write-down of investments of $10,439 (2005 - $4,500); and gain on sale of investments of $96,200 (2005 – Nil).

The most significant items of increased expenditure during 2006 relate to increased administrative costs, insurance premiums and legal fees while significant items of decreased expenditures were shareholders' information and filing fees of $$23,903 (2005 - $52,172), promotion of $846 (2005 – $54,619) and stock based compensation of $8,521 (2005 - $25,554).. A breakdown of the Administration expenses component of the Statement of Operations and Deficit of $226,372 for 2006 and $184,781 for 2005 is provided below.

| | 2006 | 2005 |
|---|---|---|
| Salaries | $ 91,414 | $ 63,199 |
| Administrative and accounting fees | 60,430 | 60,880 |
| Office and general | 30,363 | 24,129 |
| Professional development | 142 | 5,321 |
| Rent | 29,198 | 24,447 |
| Communications | 5,873 | 4,136 |
| Travel | 8,952 | 2,669 |
| **Total** | **$226,372** | **$184,781** |

The increased operating expenses during 2006 are primarily attributable to the increased level of activity of the Company including new project investigations. Since the early 1990's the majority of the Company's administrative functions and corporate offices have been provided by M.D. Coulter & Associates Inc. ("MDC"), a private company owned by the President and the Secretary of the Company. MDC advised the Company in 2004 that it would be phasing out the provision of services and office facilities to the Company during 2005. Management is continuing to implement steps for the Company to assume responsibility directly for various administrative functions and services previously provided by MDC.

*Stock-based Compensation*

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

*Summary of Quarterly Results*

The following table sets out selected unaudited financial information for the Company for the quarters identified.

| 2006 | Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|
| Revenue | $ Nil | $ Nil | $ Nil | $ Nil |
| Net income (loss) | (262,247) | (80,980) | 4,930 | (81,977) |
| Net income (loss) per share | (0.00) | (0.00) | 0.00 | (0.01) |
| Net income (loss) per share, fully diluted | (0.00) | (0.00) | 0.00 | (0.00) |
| Total assets | 1,454,224 | 1,669,112 | 1,740,374 | 1,768,162 |
| Working capital surplus | 537,482 | 1,104,139 | 1,220,447 | 1,227,975 |

| 2005 | Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|
| Revenue | $ Nil | $ Nil | $ Nil | $ Nil |
| Net income (loss) | (94,119) | (96,173) | (153,376) | (103,959) |
| Net income (loss) per share | (0.00) | (0.00) | (0.00) | (0.00) |
| Net income (loss) per share, fully diluted | (0.00) | (0.00) | (0.00) | (0.00) |
| Total assets | 1,858,730 | 1,991,987 | 868,312 | 912,393 |
| Working capital surplus | 1,323,131 | 1,443,812 | 188,414 | 432,433 |

## Liquidity and Capital Resources

At November 30, 2006 the Company had cash resources of $576,901 compared to $1,369,105 at November 30, 2005. At November 30, 2006 the Company had a working capital surplus of $537,482 (defined as the difference between current assets and current liabilities) compared with a surplus of $1,323,131 at November 30, 2005, the most significant change being due to the Company's investment in General Reef.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties, fund future capital contributions to General Reef and to pay its operating expenses.

## Outstanding Share Data

Extension of Warrants

During December 2005 the Company received regulatory approval to extend the expiry dates of 4,540,000 common share purchase warrants issued in 2004, exercisable at $0.15. The expiry date of 3,540,000 warrants were extended from December 23, 2005 to June 22, 2006 and the expiry date of 1,000,000 warrants were extended from March 28, 2006 to September 28, 2006. All of the warrants expired, unexercised on their expiry dates.

The following table sets out the number of shares, warrants and options outstanding at March 21, 2007 and November 30, 2006.

| | March, 21, 2007 | November 30, 2006 |
|---|---|---|
| Common shares | 63,660,287 | 63,660,287 |
| Common share purchase warrants | 5,378,918 | 5,378,918 |
| Broker's warrants | 860,627 | 860,627 |
| Common share purchase options | 4,962,500 | 3,700,000 |

The exercise terms of the warrants and options are set out in note 7(c) to the audited financial statements for the year ended November 30, 2006.

## Related Party Transactions

Related party transactions are set out in note 6 to the audited financial statements for the year ended November 30, 2006.

## Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company's financial statements include management's estimate of recoverable value of its exploration properties and investment in General Reef as well as the value of stock-based compensation. These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and stock price volatility. The timing for exercise of options is out of the Company's control and will depend on a variety of factors, including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes option pricing model. However, the future volatility is uncertain and the model has its limitations.

The Company's recoverability of its recorded value of its exploration properties and associated exploration expenses is based on current market conditions for metals and oil and gas, underlying exploration potential associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The Company's recoverability of its recorded value of its investment in General Reef is based on current market conditions for oil and gas, the ability of General Gas to identify and acquire properties, future determination of underlying oil and gas resources related to such properties and future costs that may be required to acquire and develop the properties. General Reef operates in an industry that is dependent on a number of factors including environmental and legal risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to fund future capital contributions to General Reef to allow it to acquire and develop projects with future profitable production or receive proceeds of disposition thereof.

**Adoption of Accounting Policies**

Effective with the Company's fiscal year ended November 30, 2006, the Company adopted the equity accounting method to account for its investment in General Reef.
*Recent Canadian Accounting Pronouncements*

Effective January 1, 2007, the Company is required to adopt CICA Handboook Section 3855, "Financial Instruments – Recognition and Measurement" ("CICA 3855"). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company does not expect its financial position or results to be impacted by this standard.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, "Hedges" ("CICA 3865"). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, "Comprehensive Income" ("CICA 1530") and CICA Handbook Section 3251, "Equity" ("CICA 3251"). CICA 1530 establishes standards for reporting and presenting certain gains and lossess normally not included in net earnings or lossess, such as unrealized gains and lossess relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Emerging Issues Abstract 160, "Stripping Cost Incurred in the Production Phase of a Mining Operation." ("EIC-160"). EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized over a unit of production basis over the proven and probable reserves to which they directly relate.

**Financial Instruments**

The Company's financial instruments consist of cash, sundry receivables and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their carrying values approximate their fair value. As the cash component of the Company's financial instruments is on deposit with an institution of high credit worthiness, the Company does not consider these assets to be subject to credit risk.

**Design of Internal Control over Financial Reporting and Disclosure Controls and Procedures**

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company have assessed (i) the design and evaluated the effectiveness of the Company's disclosure controls and procedures and (ii) the design of the Company's internal control over financial reporting as of November 30, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

Disclosure controls require all staff to keep the CEO and CFO fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and ensure its accurate and timely release as appropriate. Access to such material by the CEO and CFO is facilitated by the small size of the Company's senior management and regular communication between them.

The CEO and CFO have satisfied themselves that no material misstatements exist in the Company's financial reporting for the year ended November 30, 2006 and that material information relating to the Company's business and operations has been disclosed in accordance with regulatory requirements and good business practices for the year then ended.

The CEO and CFO believe that its internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the year ended November 30, 2006.

However, management has concluded that as at November 30, 2006 not all critical policies and procedures were formally documented or formally communicated within the Company and therefore a weakness existed in the design of internal control over financial reporting. The design weakness increases the future risk of material misstatements in the Company's financial reporting. This weakness should also be considered a weakness in the Company's disclosure controls and procedures. Management anticipates completing remediation of this weakness by the end of the third quarter of 2007. In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

There were no changes in the Company's internal controls over financial reporting during the year ended November 30, 2006 that have materially affected or are reasonably likely to affect its internal controls over financial reporting.

**Forward Looking Statements**

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

**Risks and Uncertainties**

The Company's business is subject to risks inherent in oil and gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its CAR oil and gas project which is in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil and gas and metal prices and foreign currency risk. Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology.

March 21, 2007
Toronto, Ontario

KRAFT BERGER LLP CHARTERED ACCOUNTANTS

## AUDITORS' REPORT

To the Shareholders of
**UNITED REEF LIMITED**

We have audited the balance sheets of **UNITED REEF LIMITED** as at November 30, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly the financial position of the company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft Berger LLP

**KRAFT BERGER LLP**
**Chartered Accountants**

Toronto, Ontario
March 21, 2007

**UNITED REEF LIMITED**
**Balance Sheets**
(Expressed in Canadian dollars)

| As at November 30 | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 576,901 | $ 1,369,105 |
| Sundry receivables | 18,430 | 20,075 |
| Advances to General Reef Corporation (Note 4) | 18,765 | - |
| Due from joint venture partner | - | 3,318 |
| | 614,096 | 1,392,498 |
| Investments (Note 3) | 1 | 15,917 |
| Investment in General Reef Corporation (Note 4) | 422,677 | - |
| Investment in exploration properties (Note 5) | 398,659 | 448,400 |
| Other assets (net) | 18,791 | 1,915 |
| | $ 1,454,224 | $ 1,858,730 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 76,614 | $ 58,483 |
| Due to a related party | - | 10,884 |
| | 76,614 | 69,367 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (Note 7) | 19,440,508 | 19,440,508 |
| Contributed surplus: | | |
| Warrants (Notes 7(c) and (d)) | 298,635 | 298,635 |
| Stock Options (Notes 7(e) and 11(b)) | 68,900 | 60,379 |
| Deficit | (18,430,433) | (18,010,159) |
| | 1,377,610 | 1,789,363 |
| | $ 1,454,224 | $ 1,858,730 |

Commitments and Contingencies (Notes 5(c) and 11(a) and (b))

*See accompanying notes to the financial statements.*

Approved on behalf of the Board

*"Signed"*

Michael D. Coulter
Director

*"Signed"*

Robert W. Jackson
Director

**UNITED REEF LIMITED**
**Statements of Operations and Deficit**
(Expressed in Canadian dollars)

| For the years ended November 30 | 2006 | 2005 |
|---|---|---|
| **Revenue** | $ - | $ - |
| **Expenses** | | |
| Administration | 222,778 | 184,225 |
| Management fees | 63,000 | 60,000 |
| Consulting fees | 1,440 | - |
| Insurance | 16,497 | 10,193 |
| Shareholders' information and filing fees | 23,903 | 52,172 |
| Transfer Agent | 17,947 | 21,138 |
| Legal | 60,701 | 25,487 |
| Audit | 25,400 | 24,000 |
| Promotion | 846 | 54,619 |
| Amortization | 3,594 | 556 |
| Foreign exchange loss | 2,242 | 1,567 |
| Stock-based compensation (Note 7(e)) | 8,521 | 25,554 |
| **Loss before the following** | (446,869) | (459,511) |
| Interest and other income | 43,156 | 16,384 |
| Share of loss of General Reef Corporation | (2,323) | - |
| Write-down of CAR expenses | (99,999) | - |
| Write-down of Investments | (10,439) | (4,500) |
| Gain on sale of Investments | 96,200 | - |
| **Net loss for the year** | (420,274) | (447,627) |
| **DEFICIT, beginning of year** | (18,010,159) | (17,562,532) |
| **DEFICIT, end of year** | $ (18,430,433) | $ (18,010,159) |
| **Loss per share for the year (Note 7(f))** | $ (0.01) | $ (0.01) |

*See accompanying notes to the financial statements.*

**UNITED REEF LIMITED**
**Statements of Cash Flows**
(Expressed in Canadian dollars)

| For the years ended November 30 | 2006 | 2005 |
|---|---|---|
| **Operating activities** | | |
| Net loss for the year | $ (420,274) | $ (447,627) |
| Write-down of investments | 10,439 | 4,500 |
| Write-down of CAR expenses | 99,999 | - |
| Share of loss of General Reef Corporation | 2,323 | - |
| Amortization of other assets | 3,594 | 556 |
| Gain on sale of investments | (96,200) | - |
| Stock-based compensation | 8,521 | 25,554 |
| | (391,598) | (417,017) |
| Non-cash components of working capital: | | |
| Sundry receivables | 1,645 | (8,866) |
| Accounts payable and accrued liabilities | 18,131 | 36,389 |
| | (371,822) | (389,494) |
| **Investing activities** | | |
| Proceeds on sale of investments | 108,177 | - |
| Advances to General Reef Corporation | (18,765) | - |
| Increase in investment in General Reef Corporation | (425,000) | - |
| Increase in other assets | (20,470) | (2,471) |
| Expenditures on exploration properties, net | (56,758) | (159,577) |
| | (412,816) | (162,048) |
| **Financing activities** | | |
| Issuance of common shares for cash and value assigned to warrants | - | 1,366,115 |
| Due from joint venture partner | 3,318 | (3,318) |
| Decrease in amounts due to a related party | (10,884) | (2,688) |
| | (7,566) | 1,360,109 |
| **Change in cash** | (792,204) | 808,567 |
| **CASH, beginning of year** | 1,369,105 | 560,538 |
| **CASH, end of year** | $ 576,901 | $ 1,369,105 |
| **SUPPLEMENTARY CASH FLOW INFORMATION** | | |
| Receipt of 100,000 common shares of CHS (Note 5(a)) | $ (6,500) | $ (10,000) |

*See accompanying notes to the financial statements.*

## 1. Nature of Operations

United Reef Limited (the "Company") is a Canadian natural resource exploration company with interests in three projects; a past-producing nickel-copper property in the Sudbury area, Ontario, a mineral exploration property in Hants County, Nova Scotia and an oil & gas project located in northeastern Central African Republic (see Notes 5(a), (b) and (c)), respectively. Effective November 15, 2006 the Company acquired a 5% equity interest in General Reef Corporation, a private oil and gas exploration company (see Note 4).

## 2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

*Investment in General Reef Corporation*

The Company is using the equity method to account for its investment in General Reef Corporation. The Company anticipates that it will continue to increase its ownership interest in General Reef Corporation and will therefore continue to exercise significant influence over this company and includes its proportionate share of General Reef's loss in the carrying value of the investment.

*Exploration Properties*

(i) Ontario and Nova Scotia

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. Proceeds on sale of partial working interests in the property are charged against the costs. The amount shown for non-producing resource properties does not necessarily reflect present or future values.

(ii) Oil & Gas Project, Central African Republic

The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, property acquisition costs, costs of successful exploration wells, development costs and costs of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when determined to be non-productive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment and facilities. Production costs, overhead and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.

*Revenue Recognition*

Oil and gas production revenue is recognized as income as production is extracted and sold. Other revenue is recognized at the time it is earned and the Company has a contractual right to receive the revenue.

*Foreign Currency Transactions*

Foreign currencies are translated to Canadian dollars as follows: monetary assets and liabilities at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rates of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

*Asset Retirement Obligation*

Effective December 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the CICA handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the project.

*Long-lived Assets*

In 2005, the Company adopted the recommendation of the CICA handbook section 3063, Impairment of Long-Lived Assets. Under the recommendation, long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss should be recognized when the carrying amount of the asset exceeds its fair value. The adoption of this accounting policy did not have a material impact on the financial statements.

*Future Income Taxes*

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be recoverable or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(Expressed in Canadian dollars)

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

*Investments*

Long-term investments are recorded at cost less any provision for other than temporary decline in market value.

*Stock-based Compensation*

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company (see Note 7(e)). The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

*Recent Canadian Accounting Pronouncements*

Effective January 1, 2007, the Company is required to adopt CICA Handboook Section 3855, "Financial Instruments – Recognition and Measurement" ("CICA 3855"). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company does not expect its financial position or results to be impacted by this standard.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, "Hedges" ("CICA 3865"). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, "Comprehensive Income" ("CICA 1530") and CICA Handbook Section 3251, "Equity" ("CICA 3251"). CICA 1530 establishes standards for reporting and presenting certain gains and lossess normally not included in net earnings or lossess, such as unrealized gains and lossess relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity

(Expressed in Canadian dollars)

and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Emerging Issues Abstract 160, "Stripping Cost Incurred in the Production Phase of a Mining Operation." ("EIC-160"). EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized over a unit of production basis over the proven and probable reserves to which they directly relate.

## 3. Investments

(a) AXMIN Inc. ("AXMIN")

During 2006 the Company sold its remaining 100,000 common shares of AXMIN to hold nil (2005 – 100,000) for a gain of $93,452. AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

During the year the Company sold 26,000 common shares of CHS to hold 174,000 (2005 – 100,000) for a gain of $2,748. On October 10, 2006 CHS announced that it was proposing to carry out a change of business transaction and, if successfully completed, CHS would cease to be a junior natural resource issuer. At the time of their announcement the common shares of CHS were halted from trading on the TSX Venture Exchange. At November 30, 2006 trading in the common shares of CHS remained halted and at the year end the Company wrote down its carrying value of the shares to $1 (see Note 5(a)).

## 4. Investment in and Advances to General Reef Corporation

Effective September 15, 2006 the Company entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown (P. Eng.), Ron Hutzal, (P. Eng.) and Paul MacKay, (P. Geol., P. Geoph). The LOI outlined an understanding reached between the Company and General Gas regarding the formation of a new private company, General Reef Corporation (formerly 1270194 Alberta Ltd.) ("General Reef"), to be jointly owned by General Gas and the Company for the purpose of acquiring, exploring and developing oil and gas properties in North America.

Effective November 15, 2006 the Company and General Gas entered into a Shareholders' Agreement which governs the operation and management of General Reef. Initial seed capital subscriptions to General Reef were made on November 15, 2006 in the amount of

(Expressed in Canadian dollars)

$425,000 by the Company and $75,000 by General Gas, which resulted in 5% and 95% of General Reef being acquired by the Company and General Gas, respectively. General Gas has developed a two year business plan, to be executed by General Reef, focused on identifying investment opportunities in the exploration and development of low cost, medium to low risk natural gas resources with particular focus on the southern half of Alberta and the state of Wyoming.

The initial seed capital of $500,000 will be utilized by General Reef to commence the land acquisition process in Alberta, continue development of a prospect portfolio in Alberta and Wyoming and establish an office in Calgary.

The Shareholders' Agreement provides an option to the Company to increase its ownership interest in General Reef to 85% by making future capital contributions through subscriptions for additional shares of General Reef. The timing of these future contributions was determined by the estimated funding requirements, totaling $19 million, to execute the General Reef business plan.

The Company maintains a minimum 5% shareholding in General Reef until such time as General Reef raises capital in excess of $19.5 million without additional participation by the Company.

| Funding Date | Additional Capital Contribution | Additional Earned Shareholdings | United Reef's Cumulative Shareholdings in General Reef |
|---|---|---|---|
| April 13, 2007 | $2,775,000 | 15% | 20% |
| August 14, 2007 | $6,000,000 | 25% | 45% |
| December 14, 2007 | $10,000,000 | 40% | 85% |

The schedule of funding dates was amended subsequent to the year end (see Note 11(d)).

Upon the Company making its next contribution of capital to General Reef, General Gas will also make a further contribution of capital to General Reef in the amount of $225,000 for no additional ownership interest.

Paul MacKay, one of the General Gas shareholders and the President and a director of General Reef, is the Company's Vice President, Oil and Gas (see Note 6(c)).

Douglas Brown, one of the General Gas shareholders and a director of General Reef, was appointed a director of the Company effective December 12, 2006.

The Company is accounting for its investment in General Reef by the equity method, as it is presently contemplated that the Company will continue to exercise significant influence over this company and continue to increase its ownership interest in General Reef. The Company has included its proportionate equity interest of General Reef's loss at November 30, 2006.

(Expressed in Canadian dollars)

| **Investment in General Reef** | **November 30, 2006** |
|---|---|
| Purchase of General Reef shares | $425,000 |
| Less: Share of General Reef loss | (2,323) |
| | $422,677 |

Advances to General Reef Corporation in the amount of $18,765 represents expenditures made on General Reef's behalf prior to November 15, 2006 and are non-interest bearing and repayable to the Company after the next contribution of capital by the Company to General Reef.

## 5. Investment in Exploration Properties

| **Property Description** | **Balance at November 30, 2004** | **Expenditures** | **Recoveries** | **Balance at November 30, 2005** | **Expenditures** | **Recoveries/ Write-downs** | **Balance at November 30, 2006** |
|---|---|---|---|---|---|---|---|
| Nickel Offsets, Sudbury area, Ontario, Note 5(a) | $182,261 | 332,418 | (347,386) | $167,293 | 8,944 | (23,464) | $152,773 |
| Hants County, Nova Scotia, Note 5(b) | - | - | - | - | 13,787 | - | 13,787 |
| Oil & Gas Project, Central African Republic, Note 5(c) | 116,559 | 164,545 | - | 281,104 | 50,991 | (99,999) | 232,096 |
| Other | 3 | - | - | 3 | - | - | 3 |
| | $298,823 | 496,963 | (347,386) | $448,400 | 73,722 | (123,463) | $398,659 |

(a) Nickel Offsets, Sudbury area, Ontario

The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. In 2004 the Company granted an option to International CHS Resource Corporation ("CHS") whereby CHS could acquire a 50% working interest in the property.

Effective January 31, 2006 an amending agreement was entered into with CHS providing for an immediate cash payment of $10,000 (received), the issuance of 100,000 common shares of CHS (received – with a valuation of $6,500) to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provided for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and further exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

On October 10, 2006 CHS announced that it was proposing to carry out a change of business transaction and if successfully completed, CHS would cease to be a junior natural resource issuer. In their announcement, they also disclosed that they did not propose to expend further monies on exploration expenses or extension fees to continue their rights under the option agreement with the Company and intend to let their option lapse on October 31, 2006. Effective October 31, 2006 the Company gave notice to CHS that the option had lapsed.

(Expressed in Canadian dollars)

The Company has entered into confidentiality agreements with several parties considering the possibility of entering into a joint venture on the property.

The following table provides a breakdown of expenditures on the project to November 30, 2006.

| | Balance at November 30, 2004 | Expendi-tures | Recoveries | Balance at November 30, 2005 | Expendi-tures | Recoveries | Balance at November 30, 2006 |
|---|---|---|---|---|---|---|---|
| Acquisition | $ 20,001 | $ - | $ - | $ 20,001 | - | $ - | $ 20,001 |
| Option payments | (50,000) | - | (10,000) | (60,000) | - | (16,500) | (76,500) |
| Assaying | 279 | 9,045 | - | 9,324 | - | - | 9,324 |
| Consulting | 37,161 | 57,397 | - | 94,558 | - | - | 94,558 |
| Drilling | - | 202,072 | - | 202,072 | - | (3,848) | 198,224 |
| Geology | 102,551 | 55,991 | - | 158,542 | 3,755 | - | 162,297 |
| Geophysical surveys | 53,051 | 2 | - | 53,053 | - | - | 53,053 |
| Management fees | - | 5,000 | - | 5,000 | - | - | 5,000 |
| Staking costs | 3,434 | - | - | 3,434 | - | - | 3,434 |
| Miscellaneous | 15,784 | 2,911 | - | 18,695 | 5,189 | - | 23,884 |
| Exploration expenditures recovered from CHS | - | - | (337,386) | (337,386) | - | (3,116) | (340,502) |
| | $182,261 | $332,418 | $(347,386) | $167,293 | $8,944 | $(23,464) | $152,773 |

(b) Hants County, Nova Scotia

The Company holds a 100% interest in seven exploration licences in Hants County, Nova Scotia which cover 528 contiguous claims over an area of approximately 82.5 sq km. The Company is continuing an evaluation of the claims.

The following table provides a breakdown of expenditures on the project to November 30, 2006.

| | Balance at November 30, 2005 | Expenditures | Balance at November 30, 2006 |
|---|---|---|---|
| Consulting | $ - | $ 3,375 | $ 3,375 |
| Geology | - | 7,559 | 7.559 |
| Staking costs | - | 2,640 | 2,640 |
| Miscellaneous | - | 213 | 213 |
| | $ - | $13,787 | $13,787 |

See Note 11(e).

(c) Oil and Gas Project, CAR

The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 $km^2$ oil & gas exploration permit area and RSM's related operating agreement in the Central African Republic ("CAR"). RSM has declared *force majeure* under their agreement with CAR and, during the year, exercised their right under the agreement to request that an expert be appointed (under the rules of the International Chamber of Commerce in Paris) to attempt to mediate a resolution of a dispute between RSM and CAR over CAR's failure to acknowledge suspension of RSM's agreement due to *force majeure*.

RSM subsequently advised the Company that the mediation process had failed. The appointed mediator declared the parties could not agree on his mandate or responsibility for

(Expressed in Canadian dollars)

his fees. After further attempts by RSM to resolve the matter with senior CAR government officials, RSM advised the Company that they intended to submit a new application to the International Centre for Settlement of Investment Disputes ("ICSID") requesting the matter be arbitrated (see Note 11(c)).

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

The following table provides a breakdown of expenditures on the project to November 30, 2006.

| | Balance at November 30, 2004 | Expenditures | Balance at November 30, 2005 | Expenditures | Write-Down | Balance at November 30, 2006 |
|---|---|---|---|---|---|---|
| Communications/ Translation services | $ 32,815 | $ 38,850 | $ 71,665 | $13,438 | - | $ 85,103 |
| Consulting | 27,764 | 42,065 | 69,829 | 1,825 | - | 71,654 |
| Travel | 32,642 | 11,059 | 43,701 | 3,219 | - | 46,920 |
| Legals | - | 37,741 | 37,741 | 289 | - | 38,030 |
| Recoveries | (20,378) | - | (20,378) | - | - | (20,378) |
| CAR expenses | 41,475 | 30,107 | 71,582 | 28,417 | (99,999) | - |
| Miscellaneous | 2,241 | 4,723 | 6,964 | 3,803 | | 10,767 |
| | $116,559 | $164,545 | $281,104 | $50,991 | (99,999) | $232,096 |

At the year end, the Company wrote-down amounts previously capitalized since 2004 for the establishment and operation of an office in CAR.

## 6. Related Party Transactions

(a) During the year, the Company incurred expenses in the amount of $151,828 (2005 - $158,437) for rent, accounting, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. In addition, the Company purchased office furniture and equipment from MDC for $15,000 in November, 2006. Also see Note 11(a)).

(b) During the year, the Company incurred expenditures in the amount of $57,429 (2005 - $70,786) for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

(c) During the year, the Company incurred expenditures in the amount of $7,279 (2005 – $42,951) for consulting services and out-of-pocket expenses provided by Paul A. MacKay Geoconsultants Ltd. ("MacKay"), which is owned by Mr. MacKay who is the Company's Vice President, Oil and Gas. Also see Note 4.

## 7. Capital Stock

*(a)* *Authorized Capital:* Unlimited number of common shares without par value.

(Expressed in Canadian dollars)

*(b)* *Issued Share Capital*:

| **Common Shares** | **Number of Common Shares** | **Amount** |
|---|---|---|
| Balance at November 30, 2004 | 52,752,453 | $18,315,368 |
| Issued for cash (exercise of warrants)(i) | 150,000 | 22,500 |
| Issued for cash (private placement)(ii) | 10,757,834 | 1,343,615 |
| Fair value of warrants issued to a broker and Shareholders (Note 7(c) | | (240,975) |
| Balance at November 30, 2005 and 2006 | 63,660,287 | $19,440,508 |

(i) Effective December 13, 2004 150,000 common share purchase warrants were exercised at $0.15 per share.

(ii) On August 11, 2005 the Company closed a private placement (the "Offering") of units (the "Units"). Each Unit consisted of one common share and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.20 for a period of two years from the date of closing. A total of 10,757,833 Units were subscribed for, for gross proceeds of $1,613,675.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units pursuant to the Offering. RAB would own, including Warrants, 9,999,999 shares of the Company representing approximately 12.6% of the issued and outstanding shares of the Company on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of the Company purchased 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, the Company paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant entitles the holder to purchase one Unit of the Company at a price of Cdn $0.15 for a period of two years from August 11, 2005.

*(c)* *Common Share Purchase Warrants*

| | **Number of Common Share PurchaseWarrants** | **Value Assigned $** | **Average Exercise Price $** |
|---|---|---|---|
| Balance at November 30, 2004 | 4,790,000 | 35,240 | 0.15 |
| Exercised | (150,000) | - | 0.15 |
| Expired | (100,000) | - | 0.15 |
| Issued (see Note 7(b)(ii)) | 5,378,918 | 215,157 | 0.20 |
| Balance at November 30, 2005 | 9,918,918 | 250,397 | |
| Expired | (4,540,000) | - | 0.15 |
| Balance at November 30, 2006 | 5,378,918 | 250,397 | 0.20 |

(Expressed in Canadian dollars)

At November 30, 2006, there were 5,378,918 common share purchase warrants outstanding exercisable at $0.20 per share until August 11, 2007

d) *Broker's Warrants*

| | Number of Broker's Warrants | Value Assigned $ | Average Exercise Price $ |
|---|---|---|---|
| Balance at November 30, 2004 | 655,000 | 22,420 | 0.10 |
| Issued (see Note 7(b)(ii)) | 860,627 | 25,818 | 0.15 |
| Balance at November 30, 2005 | 1,515,627 | 48,238 | |
| Expired | (655,000) | - | 0.10 |
| Balance at November 30, 2006 | 860,627 | 48,238 | 0.15 |

At November 30, 2006 there were 860,627 Broker's Warrants outstanding exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) *Common Share Purchase Options*

At the Annual and Special Meeting of shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan which included the 3,200,000 options reserved for issuance under the previous plan. The Plan governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company.

| | Number of Options Outstanding |
|---|---|
| Balance at November 30, 2004 | 3,200,000 |
| Granted | 500,000 |
| Balance at November 30, 2005 | 3,700,000 |
| Expired | (400,000) |
| Granted | 400,000 |
| Balance at November 30, 2006 | 3,700,000 |

No options were exercised during the year.

(Expressed in Canadian dollars)

| Number of Options Outstanding at November 30, 2006 | Exercise Price | Weighted Average Remaining Contractual Life | Number of Options Exercisable at November 30, 2006 |
|---|---|---|---|
| 2,000,000 | 0.15 | 3 days | 2,000,000 |
| 800,000 | 0.15 | 0.5 years | 800,000 |
| 500,000 | 0.15 | 1.5 years | 375,000 |
| 400,000 | 0.15 | 2.5 years | 100,000 |
| 3,700,000 | | | 3,275,000 |

At November 30, 2006 the following Common Share Purchase Options were outstanding:

- 2,000,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006 (see Note 11(b)).
- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.
- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.
- 400,000 options to purchase common shares exercisable at $0.15 per share until August 21, 2009, of which 100,000 have vested.

During the year ended November 30, 2006, the Company recognized a stock based compensation expense of $8,521 (2005 - $25,554).

The weighted average fair value at the date of grant for options granted during 2006 was $0.018.

| Date of Grant | August 22, 2006 |
|---|---|
| Risk-free interest rate | 4.25% |
| Expected dividend yield | - |
| Expected share price volatility | 70% |
| Expected life of the options | 3 years |

Additional stock options were granted subsequent to the year end (see Note 11(b)).

(*f*) *Loss Per Share*

Loss per share is calculated using the basic and diluted weighted average number of shares outstanding during the period which was 63,660,287 shares (2005 - 56,198,145). The determination of the weighted average number of shares outstanding for the calculation of loss per share does not include the effect of outstanding warrants of 6,239,545 (2005 - 11,434,545) and options of 3,700,000 (2005 - 3,700,000) since they are anti-dilutive.

(Expressed in Canadian dollars)

## 8. Income Taxes

The major components of the future tax assets and liabilities classified by the source of temporary differences that gave rise to the benefit are as follows.

| | 2006 | 2005 |
|---|---|---|
| Net operating losses | $ 606,000 | $ 466,000 |
| Net capital losses | 1,662,000 | 1,662,000 |
| Canadian exploration and development expenses | 256,000 | 256,000 |
| Foreign exploration and development expenses | 330,000 | 294,000 |
| Stock issuance cost | 74,000 | 101,000 |
| Total | 2,928,000 | 2,779,000 |
| Less: valuation allowance | (2,928,000) | (2,779,000) |
| | $ - | $ - |

In assessing the realizability of the future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income tax planning strategies in making this assessment. As at November 30, 2006, based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the corporation will not realize the benefits of these deductible differences.

The recovery of income taxes varied from the amounts that would be computed by applying the Canadian federal and provincial statutory rates of approximately 36% to income before income taxes as follows:

| | 2006 | 2005 |
|---|---|---|
| Expected income tax recovery using statutory income tax rates | 151,000 | $ 161,000 |
| Increase (decrease) in tax recovery resulting From: | | |
| Stock-based compensation | (3,000) | (9,000) |
| Non-taxable portion of capital gains | 10,000 | - |
| Non-deductible expenses and other | (1,000) | 6,000 |
| Total | 157,000 | 158,000 |
| Tax benefit of losses not currently recognized | (157,000) | (158,000) |
| | $ - | $ - |

As at November 30, 2006, the Company had the following approximate tax loss carryforwards available, to the extent permitted by tax regulations, to reduce future income taxes:

*(a) Non-Capital Losses*

The Company has non-capital losses carried forward of approximately $1,685,000 available, for income tax purposes, to reduce future years' taxable income. These losses expire in the years 2007 to 2026.

*(b) Net Capital Losses*

The Company has net capital losses carried forward of approximately $4,618,000 available indefinitely, for income tax purposes, to reduce future years' taxable capital gains.

*(c) Canadian Exploration and Development Expenses*

The Company has Canadian Exploration and Development expenses of approximately $878,000 available, for income tax purposes, to reduce future income from resource properties.

*(d) Foreign Exploration and Development Expenses*

The Company has Foreign Exploration and Development expenses of approximately $1,150,000 available, for income tax purposes, to reduce future foreign income from resource properties.

## 9. Financial Instruments

*(a) Fair Value*

The carrying amounts reflected in the balance sheet for financial instruments approximated the fair values due to the short maturities of these instruments.

*(b) Foreign Exchange*

Foreign exchange risk is a risk where a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. A portion of the Company's transactions are denominated in US dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company has not entered into forward foreign exchange derivative contracts.

## 10. Segmented Information

The Company's operations include the acquisition, exploration, development and production of oil & gas and mineral properties.

(Expressed in Canadian dollars)

Details of these operations by industry and geographical segments are as follows:

| By Industry and Geographical Segments | 2006 | 2005 |
|---|---|---|
| Assets | | |
| Mineral properties, Canada | $166,563 | $167,296 |
| Oil & Gas property, Central African Republic | 232,096 | 281,104 |
| | $398,659 | $448,400 |
| Capital Expenditures | | |
| Mineral properties, Canada | $ 22,731 | $332,416 |
| Oil & Gas property, Central African Republic | 50,991 | 164,545 |
| | $73,722 | $496,961 |

## 11. Subsequent Events

*(a) Related Party*

Since 1991, M.D. Coulter & Associates Inc. ("MDC") has provided furnished offices for the Company. Effective December 1, 2006 the Company has agreed to be responsible for payment of the gross rental cost of the office space for the remainder of the current lease term which ends August 31, 2009, net of any recoveries MDC may receive from other sub-tenants. In the event the Company wishes to terminate the rental of the office space prior to August 31, 2009, the Company will provide MDC with 120 days written notice. The current gross monthly rent is $5,059 plus GST. Also see Note 6(a).

*(b) Stock Options*

Effective December 3, 2006, 2,000,000 common share purchase options expired, unexercised.

On January 24, 2007 the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 775,000 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.10 per share and expire on January 23, 2010.

On January 24, 2007 the Company also granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 2,400,000 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.15 per share and expire on January 23, 2010.

On January 31, 2007 the Company granted incentive stock options to certain directors and employees of the Company to purchase up to an aggregate of 87,500 common shares in the capital stock of the Company. The options are exercisable for a period of three years, at an exercise price of $0.10 per share and expire on January 30, 2010.

(Expressed in Canadian dollars)

The stock options were granted pursuant to the terms of the Company's 2005 Stock Option Plan (see Note 7(e)).

*(c) Oil & Gas Project, CAR*

Subsequent to the year end the Company was advised that on January 18, 2007 ICSID formally registered RSM's request to arbitrate its dispute with CAR and a case number was assigned to the request (see Note 5(c)).

*(d) General Reef Corporation*

On March 21, 2007 the Company entered into an amending agreement with General Reef Corporation and General Gas Corporation whereby the exercise dates granting the Company the option to acquire additional shares, described in Note 4, of General Reef have been amended as follows:

| Funding Date | Capital Contribution | Increasing United Reef's Cumulative Shareholding to (%) |
|---|---|---|
| May 28, 2007 | $ 2,775,000 | 20% |
| September 28, 2007 | $ 6,000,000 | 45% |
| January 28, 2008 | $10,000,000 | 85% |

*(e) Hants County, Nova Scotia*

In December, 2006, the Company staked an additional 141 claims (held under two licences) covering approximately 24.55 sq. kms contiguous to the original claims (see Note 5(b)).

File No 82-4331

RECEIVED
2007 FEB 24 A 8:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FEE RULE**

**FORM 13-502F1**

**CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE**

**Reporting Issuer Name:** _United Reef Limited_____________

**Fiscal year end date used**
**to calculate capitalization:** _________November 30, 2006____

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end (i) __63,660,287________

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) (ii) ______$0.06____

Market value of class or series (i) X (ii) = ___3,819,617__

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) ______

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined) ______

(Repeat for each class or series of securities) ______

**Capitalization**

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = _3,819,617___

**Participation Fee** _$600____

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

**New reporting issuer's reduced participation fee**, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12}$$

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule) ______

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

# FORM 52-109F1
# CERTIFICATION OF ANNUAL FILINGS

I, Michael D. Coulter, President, Chief Executive Officer and director of United Reef Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Reef Limited (the issuer) for the period ending November 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: March 29, 2007

"Signed"
Michael D. Coulter
President and Chief Executive Officer

Cik No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

## FORM 52-109F1
## CERTIFICATION OF ANNUAL FILINGS

I, Marilyn E. Turner, Chief Financial Officer of United Reef Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Reef Limited (the issuer) for the period ending November 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: March 29, 2007

"Signed"

Marilyn E. Turner
Chief Financial Officer

File No 82-4331

# REPORT ON THE NUMBER AND VALUE OF SECURITIES DISTRIBUTED IN QUEBEC PURSUANT TO SECTION 114 OF THE REGULATION

**Reporting Issuer:** United Reef Limited (the "Corporation")

During the financial year ended November 30, 2006 no securities of the Corporation were distributed to residents of Quebec.

Dated this 29th day of March, 2007.

**UNITED REEF LIMITED**

*"Signed"*

Marilyn Turner, Corporate Secretary

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,292,645

Toronto, Ontario
March 30, 2007

**PRESS RELEASE**

**UNITED REEF AND GENERAL GAS SIGN EXTENSION**

United Reef Limited (URP-TSX-V, URPL-CNQ) announced today that it has entered into an agreement with General Gas Corporation ("General Gas") amending the dates on which United Reef may elect to exercise its option to increase its ownership in General Reef Corporation ("General Reef") (formerly 1270194 Alberta Ltd.), a private oil and gas exploration company. United Reef and General Gas are the shareholders of General Reef which was formed as part of an alliance between the companies established in November 2006 (see press release dated November 16, 2006). The revised schedule of dates on which United Reef may exercise its right to acquire additional shares of General Reef is set out below.

| Revised Funding Date | Capital Contribution | Increasing United Reef's Cumulative Shareholding in General Reef to |
|---|---|---|
| May 28, 2007 | $ 2,775,000 | 20% |
| September 28, 2007 | $ 6,000,000 | 45% |
| January 28, 2008 | $10,000,000 | 85% |

All other terms of the Shareholders' Agreement entered into on November 15, 2006 among United Reef, General Gas and General Reef, which governs the operation and management of General Reef, remain in full force and effect. General Reef is continuing to negotiate several farm-in agreements for oil and gas exploration rights in western Canada.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

- 30 -

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

File No 82-4331

EQUITY

**Michael Lee**
**Account Manager, Client Services**
Telephone: 416.361.0930 ext. 236
Email: mlee@equitytransfer.com

**VIA ELECTRONIC TRANSMISSION**

**April 5, 2007**

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

Dear Sir or Madam:

**RE: UNITED REEF LIMITED**

---

We are pleased to confirm that copies of the following material were mailed to registered shareholders and to the shareholders on the Supplemental Mail List for the subject company on March 30 & April 2, 2007.

1. Audited Financial Statements for the Year Ended November 30, 2006 and Management's Discussion and Analysis

We have not mailed to those shareholders where on three consecutive occasions, mailings were returned by the Post Office as undeliverable.

Yours Truly,

**EQUITY TRANSFER & TRUST COMPANY**

Michael Lee

File No 82-4331

EQUITY

Michael Lee
Account Manager, **Client Services**
Telephone: 416.361.0930 ext236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 5, 2007

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

**RE: United Reef Limited**
**Notice of Record and Meeting Date**

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual* Meeting of Shareholders for the subject company.

1. CUSIP – 911349 10 8
   ISIN- CA9113491083
2. Date Fixed for the Meeting – May 31, 2007
3. Record Date For Notice – April 30, 2007
4. Record Date For Voting – April 30, 2007
5. Beneficial Ownership Determination Date – April 30, 2007
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting – Annual

Yours Truly,
**EQUITY TRANSFER & TRUST COMPANY**

Michael Lee

END